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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

MEDecision, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
58406P102
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Grotech Partners V, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-2100081

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,393,784

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,393,784

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,393,784

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

- Page 1 of 11 -

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Grotech V Maryland Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-2209363

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		38,922

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,922

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,922

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

- Page 2 of 11 -

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Grotech Capital Group V, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-2100083

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,432,706

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,432,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,432,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

- Page 3 of 11 -

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Frank A. Adams

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,432,706

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,432,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,432,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

- Page 4 of 11 -

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Stuart D. Frankel

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,432,706

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,432,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,432,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

- Page 5 of 11 -

Item 1(a) Name of Issuer.
MEDecision, Inc., a Pennsylvania corporation (the “Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices.
601 Lee Road
Chesterbrook Corporate Center
Wayne, Pennsylvania 19087
Item 2(a) Name of Person Filing.
Grotech Partners V, L.P.
Grotech V Maryland Fund, L.P.
Grotech Capital Group V, LLC
Frank A. Adams
Stuart D. Frankel
The foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
Item 2(b) Address of Principal Business Offices.
The address of the principal business offices of each of the Reporting Persons is c/o Grotech Management Company, 9690 Deereco Road, Suite 800, Timonium, Maryland 21093.
Item 2(c) Citizenship.
Grotech Partners V, L.P. is a Delaware limited partnership.
Grotech V Maryland Fund, L.P. is a Delaware limited partnership.
Grotech Capital Group V, LLC is a Delaware limited liability company.
Frank A. Adams is a citizen of the United States of America.
Stuart D. Frankel is a citizen of the United States of America.
Item 2(d) Title of Class of Securities.
common stock, no par value per share (the “Common Stock”)
Item 2(e) CUSIP Number.
58406P102

- Page 6 of 11 -

Item 3	If this Statement is Filed pursuant to Rules 13d-1(b), or 13d-2(b), Check whether the Person Filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
Item 4 Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
(1) As of December 31, 2006, Grotech Partners V, L.P. beneficially owned an aggregate of 2,393,784 shares of Common Stock.
(2) As of December 31, 2006, Grotech V Maryland Fund, L.P. beneficially owned an aggregate of 38,922 shares of Common Stock.
(3) As of December 31, 2006, each of Grotech Capital Group V, LLC, Mr. Adams and Mr. Frankel beneficially owned an aggregate of 2,432,706 shares of Common Stock which included (A) 2,393,784 shares of Common Stock directly owned by Grotech Partners V, L.P. as of such date and (B) 38,922 shares of Common Stock directly owned by Grotech V Maryland Fund, L.P. as of such date.

- Page 7 of 11 -

Grotech Capital Group V, LLC is (A) the general partner of Grotech Partners V, L.P. and (B) the general partner of Grotech V Maryland Fund, L.P. Mr. Adams is a managing general partner of Grotech Capital Group V, LLC. Mr. Frankel is a general partner of Grotech Capital Group V, LLC.
The filing of this statement shall not be construed as an admission that each of the Reporting Persons is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement, other than the shares of Common Stock reported in this statement as being directly owned by such Reporting Person as of December 31, 2006.
(b)	Percent of class:
(1) As of December 31, 2006, Grotech Partners V, L.P. beneficially owned approximately 16.1% of the class.
(2) As of December 31, 2006, Grotech V Maryland Fund, L.P. beneficially owned approximately 0.3% of the class.
(3) As of December 31, 2006, each of Grotech Capital Group V, LLC, Mr. Adams and Mr. Frankel beneficially owned approximately 16.3% of the class.
The percentages expressed herein are calculated based upon 14,886,073 shares of Common Stock outstanding as of December 31, 2006.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
(1) As of December 31, 2006, Grotech Partners V, L.P. had sole power to vote or to direct the vote of 2,393,784 shares of Common Stock.
(2) As of December 31, 2006, Grotech V Maryland Fund, L.P. had sole power to vote or to direct the vote of 38,922 shares of Common Stock.
(3) As of December 31, 2006, Grotech Capital Group V, LLC, Mr. Adams and Mr. Frankel did not have sole power to vote or to direct the vote of any shares of Common Stock.

- Page 8 of 11 -

(ii)	Shared power to vote or to direct the vote:
(1) As of December 31, 2006, Grotech Partners V, L.P. and Grotech V Maryland Fund, L.P. did not share the power to vote or to direct the vote of any shares of Common Stock.
(2) As of December 31, 2006, each of Grotech Capital Group V, LLC, Mr. Adams and Mr. Frankel shared the power to vote or to direct the vote of 2,432,706 shares of Common Stock which included (A) 2,393,784 shares of Common Stock directly owned by Grotech Partners V, L.P. as of such date and (B) 38,922 shares of Common Stock directly owned by Grotech V Maryland Fund, L.P. as of such date.
(iii)	Sole power to dispose or to direct the disposition of:
(1) As of December 31, 2006, Grotech Partners V, L.P. had sole power to dispose or to direct the disposition of 2,393,784 shares of Common Stock.
(2) As of December 31, 2006, Grotech V Maryland Fund, L.P. had sole power to dispose or to direct the disposition of 38,922 shares of Common Stock.
(3) As of December 31, 2006, Grotech Capital Group V, LLC, Mr. Adams and Mr. Frankel did not have sole power to dispose or to direct the disposition of any shares of Common Stock.
(iv)	Shared power to dispose or to direct the disposition of:
(1) As of December 31, 2006, Grotech Partners V, L.P. and Grotech V Maryland Fund, L.P. did not share the power to dispose or to direct the disposition of any shares of Common Stock.
(2) As of December 31, 2006, each of Grotech Capital Group V, LLC, Mr. Adams and Mr. Frankel shared the power to dispose or to direct the disposition of 2,432,706 shares of Common Stock which included (A) 2,393,784 shares of Common Stock directly owned by Grotech Partners V, L.P. as of such date and (B) 38,922 shares of Common Stock directly owned by Grotech V Maryland Fund, L.P. as of such date.

- Page 9 of 11 -

Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8 Identification and Classification of Members of the Group.
Not applicable.
Item 9 Notice of Dissolution of Group.
Not applicable.
Item 10 Certification.
Not applicable.

- Page 10 of 11 -

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007	GROTECH PARTNERS V, L.P.
By: Grotech Capital Group V, LLC,
Its General Partner

By:	/s/ Frank A. Adams

Name: Frank A. Adams
Title: Managing General Partner

GROTECH V MARYLAND FUND, L.P.
By: Grotech Capital Group V, LLC,
Its General Partner

By:	/s/ Frank A. Adams

Name: Frank A. Adams
Title: Managing General Partner

GROTECH CAPITAL GROUP V, LLC

By:	/s/ Frank A. Adams

Name: Frank A. Adams
Title: Managing General Partner

/s/ Frank A. Adams
Frank A. Adams

/s/ Stuart D. Frankel
Stuart D. Frankel

- Page 11 of 11 -

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement